Exhibit d.3

LETTER AGREEMENT

Systematic Value Fund

Investment Management Agreement

            , 2001

The Managers Funds LLC

40 Richards Avenue

Norwalk, Connecticut 06854

Attn: Peter M. Lebovitz

Re:	Investment Management Agreement between The Managers Funds LLC and Managers AMG Funds, dated as of October 19, 1999

Ladies and Gentlemen:

Pursuant to Paragraph 1(b) of the Investment Management Agreement between The Managers Funds LLC (the “Adviser”) and Managers AMG Funds (the “Trust”), dated October 19, 1999, the Trust hereby advises you that it is creating a new series to be named Systematic Value Fund (the “New Fund”), and that the Trust desires the Adviser to provide management and investment advisory services with respect to the New Fund pursuant to the terms and conditions of the Investment Management Agreement. The investment advisory fees to be payable with respect to the New Fund are reflected on the attached Schedule A.

Please acknowledge your agreement to provide such management and investment advisory services to the New Fund by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

Managers AMG Funds

By:
Name:
Title:

ACKNOWLEDGED AND ACCEPTED

The Managers Funds LLC

By:
Name:
Title:

SCHEDULE A

SYSTEMATIC VALUE FUND

Advisory Fees pursuant to Section 2(a)

Managers AMG Funds (the “Trust”) shall pay to The Managers Funds LLC (the “Adviser”) an annual gross investment advisory fee equal to 0.70% of the average daily net assets of the Systematic Value Fund (the “Fund”); provided, however, that the Adviser agrees, for a period not less than eighteen (18) months from the date of inception, to waive its advisory fee and pay or reimburse the Trust for expenses of the Fund to the extent total expenses of the Fund would otherwise exceed 0.90% of the Fund’s average daily net assets. Such fee shall be accrued daily and paid as soon as practical after the last day of each calendar month.

In addition to the foregoing waiver, payment or reimbursement (if any), the Adviser may from time to time voluntarily waive all or a portion of the advisory fee payable with respect to the Fund and/or pay or reimburse the Trust for expenses of the Fund. In addition to any amounts otherwise payable to the Adviser as an advisory fee for current services under the Investment Management Agreement, the Trust shall be obligated to pay the Adviser all amounts previously waived, paid or reimbursed by the Adviser with respect to the Fund, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s expense ratio in such year to exceed 0.90% of the average daily net assets of the Fund; and provided, further that no additional payments shall be made with respect to amounts waived, paid or reimbursed more than three (3) years prior to the date the Fund accrues a liability with respect to such additional payment.

Administration Fees Pursuant to Section 2(b)

None.

The preceding letter agreement is effective as of December 6, 2001 pursuant to a resolution adopted by the Board of Trustees of Managers AMG Funds.

Managers Investment Group LLC

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Senior Vice President
Date:	September 26, 2008

Managers AMG Funds

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer
Date:	September 26, 2008